Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

The following communication is being filed in connection with the proposed business combination between Mylan N.V. and Upjohn Inc., Pfizer Inc.’s off-patent branded and generic established medicines business.

The below is a transcript of Mylan N.V.’s (“Mylan”) presentation at the RBC Capital Markets 2020 Global Healthcare Conference, held on May 19, 2020. Mylan is not providing forward looking information for accounting principles generally accepted in the United States (“U.S. GAAP”) reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, acquisition-related expenses, including integration, restructuring expenses, asset impairments, litigation settlements and other contingencies, including changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP reported results for the relevant period. The stated forward-looking non-GAAP financial measure, ≤ 2.5x sustained leverage target, is based on the ratio of (i) targeted long-term average debt, and (ii) targeted long-term Credit Agreement Adjusted EBITDA. However, the Company has not quantified future amounts to develop the target but has stated its goal to manage long-term average debt and adjusted earnings and EBITDA over time in order to generally maintain the target. This target does not reflect Company guidance.

MYLAN N.V.

May 19, 2020

8:00 a.m. Eastern Time

CORPORATE PARTICIPANTS

Robert J. Coury

Executive Chairman

Rajiv Malik

President & Executive Director

Melissa Trombetta

Head of Global Investor Relations

OTHER PARTICIPANTS

Randall Stanicky

RBC Capital Markets, Research Division

RANDALL STANICKY: Great. Thanks, everybody, for joining. We are happy to kick off our RBC Capital Markets Healthcare Conference with I guess what is an extended fireside chat, and really a long way in the making with Mylan. Today, we’ve got Executive Chairman Robert Coury and President Rajiv Malik, both on the board of Mylan, and both, really, I would say set to take over key roles at Viatris when the Upjohn deal closes. And that actually includes being on the board of the new company as well. So I want to jump into things, but before I do, I’m going to pass it to Melissa for a quick comment.

MELISSA TROMBETTA: Thanks. Great. Thanks, Randall, and good morning, everyone. Just wanted to remind you that during today’s session, we’ll be making forward looking statements on a number of matters, including our financial guidance for 2020 and the proposed transaction pursuant to which Mylan will combine with Pfizer’s Upjohn business in a Reverse Morris Trust transaction to create a new company that will be named Viatris. These forward looking statements are subject to risks and uncertainties that could cause future results or events to differ materially from today’s projections. Please refer to our SEC filings for a further explanation of those risks and uncertainties and the limits applicable to forward looking statements. Thank you, Randall.

RANDALL STANICKY: OK, Robert, you and I have known each other a long time, more than 15 years I think. And I mean, look, I’ve been critical at times of the stock and pretty vocal, but also vocal when I think the business is being under appreciated. And I think that now.

So you announced this deal with Pfizer to combine with the Upjohn business last year. You had a long strategic review that preceded that. This is transformational. Market reaction, I would say it’s been largely mixed based on the stock. Can you start by talking about what strategic options you guys looked at, and why in this environment this deal is the right one?

ROBERT COURY: Well, thank you, Randall. And it certainly has been a long time. And I think the company has maturated tremendously from the first time I met you to where we are today. And look, I think when we launched a strategic review, there were a voluminous amount of options that we looked at. When we came across this particular opportunity, honestly, it was, it was a no-brainer.

And it was a no-brainer because we knew that this was the finale of the completion of what we set out to do strategically quite some time ago. And that is to build a one of a kind, a true one of a kind of global platform. And I would say that the China component in creating and having critical mass in China — we had a presence in China, but it was, it was nowhere near the kind of platform you would need in China in order to be successful. Upjohn gave us that opportunity.

In addition to that, if you take a look at the Mylan standalone strategy, Randall, this really was an acceleration of everything we were already doing. And as I said on the conference call, this probably accelerated our own strategy by at least three to five years. And on top of that, it not only accelerated our strategy, but it really allowed us to answer a lot of the questions that shareholders and investors have had for us over the years, including the opportunity of a change in governance, a change in our complete business model, an opportunity to create— I mean, we already had probably one of the strongest profiles in the specialty pharmaceutical sector. We now have even a stronger financial profile, I think, in a league that is, I think, in a brand new league that’s being created right now between what we’re doing, what Merck is doing, with its spinoff. I do think we’re creating a little bit of a new play here.

So not only do we strengthen our balance sheet, not only do we double our [adjusted] EBITDA and cash flows, but it really allowed us to, once and for all, change the business model to a much more shareholder-friendly capital allocation, and beginning with reinstituting the dividend. As you know, Mylan’s paid dividends in its 60-year history for a long, long time, and it’s when we started down a process that when we bought Merck that we discontinued the dividend. So we are extremely excited to reinstitute the dividend, committing at least 25% of our free cash flows. And we think that there is enough excess cash flows for us to continue to execute with a tremendous amount of opportunity.

And so we’re really excited to be able to deliver to our shareholders, you know, once and for all, the value proposition, not just the creation of a true global platform that I think is set up for success for decades to come on a more sustainable basis, but a real opportunity to really create total shareholder return through multiple expansion and return of capital to shareholders.

RANDALL STANICKY: Rob, is there any way this deal doesn’t close?

ROBERT COURY: I don’t see it. I just don’t see it. I— look, you have two equal organizations that are motivated for very different reasons to want to get this deal done. I really want to commend Albert and Frank for their direct involvement. I’m working very, very closely with them. And I— look, when you got two parties that are really driven to get a deal done for, again, for their own best interest reasons, then there’s no reason why it’s not going to get done.

I even think that, you know, I think once we get through the shareholder vote, all we’ll have left is the remaining regulatory approvals, and we are working diligently to be able to get that done. I think that the COVID situation was unfortunate, but I’ll be honest with you, Randall, there are some silver linings in it. We certainly, I mean, the regulatory agencies themselves, because people had to leave Washington, D.C., asked for extensions. Obviously, we cooperated with their extensions.

But we also benefited from the extensions. I think we benefit in many ways. I think it allowed us to— it certainly allowed Rajiv, Michael, and Sanjeev to continue to coalesce, develop a strong alliance and allegiance with one another as they get ready for day one. And I do think even for people underneath them, from an integration perspective, I do think I’m seeing and feeling a much higher quality integration as a result of the extra time.

RANDALL STANICKY: So, look, I like the deal, and I think it positions you guys well. There’s two issues I think that the stock is struggling with, and both are shorter term in nature. Number one is that roughly 57% of Viatris is going to go to Pfizer shareholders, and some or many of those could sell the stock. And number two, the 2021 outlook, there’s still some debate.

You know, just hitting on those, on the first point, Pfizer’s indicated that it’s likely to use straight distribution. Is that, is that your understanding at this point? And is there any other way to think about getting those shares into the hands of those investors who want to be long-term Mylan holders?

ROBERT COURY: So I guess the way I would respond to that, I mean, obviously, you, I believe, are probably making reference to the distinction between a split-off and a spin-off. As you know, Pfizer did a split-off with Zoetis and a spin-off with Mylan. And if you really focus on both what a split-off and when to use that appropriately versus a spin-off, I think the split-off with Zoetis from a Pfizer perspective— and again, I’m not running Pfizer— I certainly see the logic. I absolutely see the logic for a spin-off in the Reverse Morris Trust that we’re doing here with Mylan.

First of all, a couple of distinctions. One, Zoetis was purely in animal health. It’s a little bit different kind of a business. And to give the shareholders the option on a split-off and to take a small portion of the company public first, let it trade for a year, and then, again, give the Pfizer shareholders when they did the option at a discount, whether they wanted to stay with Pfizer or go with Zoetis. I, again, understand the logic.

In our situation, the two businesses, although they’re different from a risk profile, you know, one doing research and development with novel drugs, the other one not, you know, from an R&D perspective, it’s just a different risk profile in terms of what we’re going after and what Pfizer will be concentrating on. But it’s not that different when you look at the marketplace that we’re all playing in and selling into.

So I do think, if you took a look at the shareholder overlap between the Pfizer shareholder and the Mylan shareholder, you’ll be surprised. There are very few shareholders in Pfizer that don’t own Mylan already. So I don’t, you know, it’s hard for a person in my position to speak about a security or speak about a stock, our stock especially. But I do think, I’m not really shocked, other than the overall general multiple that our profile should be given credence to.

But let’s put that aside. I think there are technical reasons why our stock is trading, where our stock is trading, and I don’t believe that they’re fundamental. I do believe that, you know, from now until close, I think, you know, as I think about the various catalysts that have to happen, you know, here’s the way I compartmentalize it.

First, we got to get to the close. That’s the first thing. And you have to ask yourself, if the Street believes that there’s going to be a lot of overhang— and you can rest assured there’s not as much as I think the Street thinks, because you’ve got to look at the, you’ve got to look at the shareholder base. There’s probably one or two of Pfizer shareholders, one in particularly, that we will absolutely be in front of. And I know that they’ve done work on our company, and I do think that we need to do a fantastic job to, when they do receive the shares in Viatris, that I do think it can present a real opportunity for them.

So all the other shareholders know our story. So I— unless they’re limited by a particular percentage of their portfolio and they can’t own anymore, I don’t believe we’re going to have that overhang. But nonetheless, if the Street feels like there’s going to be that downward pressure, then, you know, from a technical perspective, from an entry point point of view, you know, unless there’s a huge upside catalyst from now to closing, getting to closing is probably the next biggest catalyst. So our concentration is getting this transaction closed.

Once the transaction closes— I’m sorry?

RANDALL STANICKY: No, I was just going to say I completely agree with that. And then, you know, to your point, post-acquisition it’s all about P&L.

ROBERT COURY: Well, yeah. I think once we close, I think it’s all about management, Rajiv, Michael, and Sanjeev coming forth and putting out what is that starting guidance. I, you know, directionally, I’ve tried to help you guys as much as I possibly could. I’m not giving the official guidance, but that doesn’t mean I can’t share directionally where I think I’m seeing things. And I’ve tried to guide from that perspective without giving the official guidance.

But what my concentration is going to be is that absolutely the 2021 is a trough year, period. So I think once management comes out, Randall, and gives the investors a walk around the world, gives the investors an opportunity to see how they’re thinking about the business, how they intend on reporting on the business, and then also work with people like yourself and other investors in terms of modeling so that everyone is modeling the business the same way and tracking things the same way, as we promised, and I think once then shareholders, the second catalyst is, and once the board of directors immediately, you know, after the first full quarter of close, once we announce the reinstitution or the initiation of our dividend policy, I think it’s going to be another catalyst as people really appreciate the stable cash flows, the substantial stable cash flows that this new financial profile is going to bring to investors.

And then I think the very last— and by the way, Randall, after they give, after they lay it out, I think that what people need to understand, and I just, I think they really need to focus on, we have a very clear pathway on the first four years where there is a tremendous value in the assets that we’re bringing together that we can create and drive value just out of the transformation work, just out of the billion dollars of synergies that we see that we can garner in the first three to four years. So I think there’s— we put out a roadmap. So not only are we going to start with a strong financial profile and stable cash flows, but we have a very short-term, near-term pathway to garner a tremendous amount of value out of the existing assets that we have, at least for the first three to four years.

Then I think the very last responsibility that we have to the street and with investors is to put out, as you always have asked the question, where do we go from here? OK, we got the first three to four years. What’s going to be the next— and what we intend on doing is giving you a three to five year CAGR, both revenue and [adjusted] EBITDA, and then talk to you a little bit about how we intend on returning back to growth. So I don’t think the story is as difficult as you may think. And yeah, what’s your next question?

RANDALL STANICKY: I think you did a good job. Look, the biggest thing people want to know is what 2021 looks like and what you can grow off of that. And on the Q1 call, it seemed like you wanted to give color to take some of that concern out of the way. I mean, we’ve been on 2021 pro forma from a revenue perspective just over $18 billion and just around $7 billion in

[adjusted] EBITDA, but those numbers have in our model changed. I know you’re not giving official guidance till we get there. But it feels to me and that there’s more of a consensus building around those numbers, which should be taking some of the uncertainty or fear of that guide out of the stock, and it feels like we’re getting closer to that point. But that would be number one, what are your thoughts there? And number two, in terms of the growth off of this business, is 2021 a trough year under every scenario that you see at this point? Because it feels to me, there’s still some debate whether it’s Lyrica this or that, there could be some moving parts. But it sounds like you’re saying under every scenario you see right now, 2021 is the trough.

ROBERT COURY: Well, there is nothing more important from my perspective— nothing more important— than to take the extreme variability that we’ve been suffering, especially in the generic side of the business in North America, over the last few years. I think that volatility that we experienced with the structural changes in North America, and I think that a lot of the delays and other type of issues that we dealt with, I think took a lot of the air out of the momentum that we had going for us.

I think, the last couple, they were very painful. I don’t know what more to tell you. I listened and studied very, very carefully. Not often do you have an opportunity to reset. And I know exactly what investors and shareholders want. They want stability. They want to know that what you put forth, and what you say, and what you do are aligned. Now we’re going to have to demonstrate that through our execution.

I think the very most important thing we need to focus on is what is that starting point? And can we get investors comfortable when we walk them around the globe. That we do a SWOT analysis, and we identify for them all the things that they can’t see. We need to look around corners for them. We need to bring forth very quickly, transparently, very directly all the risk profile that we can at least see that that’s in front of us. Identify it.

And even if we have to say, look, in 2021, if we get the benefit of Lyrica in 2021, how much is that benefit, is it really going to last forever, is it really appropriate to include that in the trough year? Just by way of an example, Randall, I think we need to be very transparent what the definition of that trough means. And my expectation is trough means we have taken everything into consideration that we can identify, that we can point shareholders to, and that that will be our starting point. And that’s where the growth has to come from.

Now remember, Randall, I do see this in two steps. If our shareholders had the confidence— forget about growth for just one second, just a second— if our shareholders, once we close this transaction, and we let the first two or three days settle out on whatever trades are going to happen at that moment, I think the real opportunity for shareholder— and once we reinstitute that dividend and have that and demonstrate a much more friendly shareholder-friendly capital allocation policy. And we are committed to that. We are absolutely committed to that.

And I say starting off with at least 25%. I hope over time, obviously, we would very, very much want to enhance that as we go along, because that return of capital is going to be a big part of our total shareholder return as we think about the company medium and longer term. But I think if shareholders really get comfortable— forget about growth for just a second— with the very strong stable cash flows that we can generate, and not have to that type of variability that they had to experience in the past, and if we take all that noise out, and get them comfortable where that stable cash flow is with the return of a friendly shareholder capital allocation, I think that in itself will deserve its own relook.

And then once they get stable there, once we then put on the table— and let me just tell you— I can’t wait until Michael, Sanjeev, and Rajiv speak to you about Viatris’ new Global Healthcare Gateway. So in the short run, in the first three to four years, while we extract the significant value within the assets that we’ve accumulated alone, you can fully expect that we’re going to continue to load up that Global Healthcare Gateway. First be empowered by Viatris and the $3 billion of opportunity in our own pipeline, and execute. And a lot of that has to do with some of the partner of choice opportunities that we’ve had to secure along the way.

But we haven’t even scratched the surface and what that opportunity can mean that I think is going to play a huge part in our growth going forward. And that’s because what Mylan has done, it’s been a lot less in the business development side and a lot more in the major M&A side. Now that the major M&A transactional type of work is complete, we will take our successes in the partnerships that we’ve developed with other biotech and pharma companies, and we’re going to put that on steroids. Because we are developing a sweet spot, an unmet need that exists in the global market today. Totally an unmet need.

And there’s not many companies who can do this. One, because they don’t have the capacity. Two, their organizations aren’t built to deal with this. But if you think about these mid to small biotech regional and local companies, who don’t really have a lot of options, their opportunities are not large enough for big pharma, and it’s too difficult from a local and a regional executional point of view to optimize their value, but by partnering with Viatris and having access to power up their own assets through our Global Healthcare Gateway, it’s a win-win for everybody. Because what you’ll find that we have in place that these regional local companies need are extraordinary, strong, global regulatory capabilities, strong global legal capabilities, strong global compliance capabilities, strong global commercial capabilities, and strong, strong global supply channel capabilities. And we have it all.

And again, that’s why I believe first things first— let’s get the transaction closed. Let’s demonstrate the strong new profile that we have. We already have a strong one before. This is really going to demonstrate how strong our financial profile is.

Secondly, let’s reinstitute the friendly shareholder capital policies, get that dividend going. And then management will come out and do its things by telling you where the trough is. We already put out a roadmap for them to execute. There’s enough value for us over the next three to four years to excrete out of the assets we already have. We launched a Global Healthcare Gateway. And we power it up with our own assets first. And we begin to add to that Global Healthcare Gateway for us to return to growth by the partnerships and joint ventures we intend on doing with other biotech companies.

RANDALL STANICKY: I want to spend some time on business development M&A, but before that, I want to jump to Rajiv just on the post-close outlook to chime in on some of Robert’s comments. Rajiv, I mean you’ve had more time, I think, probably to coalesce. But you have. You’ve had more time to plan this integration. You’ve had more time to think about the deal closing later. You’re calling for a billion dollars in cost savings over four years. So roughly $250 million a year. That’s about 3.5% growth just from cost savings alone. Why couldn’t we see more of that up front, given that you’ve had more time to prepare?

RAJIV MALIK: Look, Randall, thank you, first of all, for this opportunity to respond. And I’ll give you some context, first, just to build upon also what Robert said, the growth from the trough here. And then I’ll address this question. And you would agree, Randall, that we are not doing anything new here. Over the last few years, as you would agree, we have created a strong, diversified, and needed platform, where no one has gotten an appreciation of the number of opportunities in front of us, including what you just mentioned— cost synergies— that can help us withstand anything and everything that this industry is going through and can go through, meaning there are a number of levers we can use. And this model, our business model, doesn’t rely on one market or one product. And when we bring up Upjohn. And if you ask me here, we have been spending time to understand and appreciate these two businesses on both sides— that what we can even do more as I work with Michael and the team and we take all into this consideration when we plan for ‘21 and beyond. The good news is that Upjohn’s portfolio is something we are familiar with. And it would be a different story if it was a new type of business and we needed to learn.

So let’s just start from a little bit more granularity to what Robert said, the growth over the next four years. I think the one bucket is going to be the global key brand. And I just want to give you a little appreciation of the business transformation work which we have been doing, which should not be confused with the cost optimization. Actually, it’s basically getting you ready to do your business more effectively. Even if you are focusing on certain brands, it identifies the potential for you to grow in certain channels in the market and helps you focus on that.

It helps you manage the erosion of your business. So that’s where the negative contribution margin products, which basically dilute your margins— we are trying to address through rationalizing those products at an appropriate time. And then more importantly, focusing on some of the tail end brands, because that’s the one part of our business, which is a cash flow machine, and we need to manage it more effectively.

And then executing on that second bucket is executing the pipeline, which is more about biosimilars over the next few years— the complex products, the complex injectables, certain transdermal products, drug device, 505(b)(2). This is what our immediate pipeline is working on.

Now we have totally studied and appreciated the cost structure of these two companies. And let’s just go back. Upjohn was in the process of being stood up. So there’s a bucket of standing up a company, which is more of a cash provider. We are working today very closely with Pfizer to understand what sort of TSA would be required for what period of time. Once we have a better appreciation of that, and how to get off the TSA, that will be a second contributor to the synergies. And the dollars are definite. It’s the timing we are trying to put our arms around. How much will be the year one and year two and where is it going to come from?

We don’t want cost. You can see our first and foremost target is $1 billion. We want to put our arms around that. And if there is more, you can rest assured will be go going after that. But we just don’t want to do that at the cost of the growth that this platform has, because the emerging markets clusters, whether it is Brazil and Mexico, which is about $20, $30 billion market, whether it’s the Asian countries, which is another cluster of $20 billion markets, and whether it’s the Middle East, which is another plethora of $20 billion pharma markets.

I think we are now well set with the critical mass from that retail point of view, from the institutional business point of view, dropping our very rich portfolio into this market, and then thinking about going beyond the pill as we put our heads together.

ROBERT COURY: And I guess, Rajiv, the only thing, Randall, I would add to that— although we have more time and time by itself, that doesn’t change the legal or regulatory limitations that we have between signing and closing. So even though we have more time to assess, we still can’t get exactly inside there, because of the legal and regulatory requirements, and the limitations that still surround that.

Now once we close, then Michael, Rajiv, and Sanjeev will have a little bit more time to, you know, affirm and shore up, and really lay out the math, which I’m sure they’re going to come forth with as part of their guidance on the synergies. And like Rajiv said, there could be more opportunities.

Look, in our prior transactions, I will tell you this, we’ve met or exceeded at least on the synergy side almost every transaction that we’ve done. So we have quite a bit of experience, I will tell you that, in terms of identifying what potential synergies there might be, and then executing and delivering on those synergies. I just don’t see this really any different. I do agree with Rajiv, the big distinction here is because Pfizer was standing up Upjohn first, and that still needed to get done, once it is stood up, then we need to look at what does that stand up look like when you integrate it with Mylan to really fine tune within that value proposition. And that’s like as Rajiv mentioned— this is what we’re working very closely with Pfizer on, so that you know we are appropriately accounting for everything. Randall.

RANDALL STANICKY: That’s fair enough. And look, the pipeline— and there’s a lot of pipeline coming from the Mylan side. And you guys have spent years working on it, and you’re starting to see it delivered, to be fair. Now the question is how much ROI can you get from these products launching into markets where there’s a lot of retail rebating, so on and so forth, that’s pushing down some of the, I guess, penetration rates we would have originally thought. But I guess the question is this. The biosimilars are going to be a big part of that $3 billion. Rajiv, two part question. What are the big drivers of that $3 billion overall? And then from a biosimilars perspective, as you think about— and I’ll point to Lantus, right, as you you’re looking for an interchangeable launch in the back half, and that would be a big deal— how are you thinking about the launch curves for interchangeable biosimilars versus what we’ve seen so far?

RAJIV MALIK: So let me give you first question about the components of this $3 billion launches. And as you recall, Randall, as you acknowledge, we started moving up the value chain from signs from the commodity generics to the complex hard-to-make products like Copaxone or like generic Advair, and many more of those are in the pipeline. And now this pipeline is delivering.

So you would expect, though, there are three buckets of the good drivers. One continues to be the biosimilars. And when we talk about the biosimilars, we talk from the global franchise point of view. That’s one. Second bucket is some other hard-to-make products. And that category is heavily loaded towards complex injectables, which are really, now as a scientist, I can tell you, we have been working it for years. It will involve clinical trials. A lot more specialty techniques to manufacture those. So that’s another area. But that will be, again, a sticky business.

And the third is the drug device, the combos, the 505(b)(2) opportunities, and continuing to find the ones we have disclosed like Copaxone once a month and adding on those. And then the last bucket is going up the value chain like NCEs, like we all recently launched, Yupelri. I cannot be more pleased with the performance Yupelri has shown in the first year of the launch. And it’s very well under trajectory of becoming and exceeding our expectations with a peak in the third or fourth year.

So that’s the bucket of the growth drivers. And on the biosimilars that we’re seeing— look, Randall, we have always viewed this as an investment for the long term and one made globally across many territories. As we invested first in our pipeline and successfully demonstrated the science behind these products, we know the next important step is to now expand and focus on commercialization strategy.

And this Upjohn, coming together with the Upjohn business could not have happened at a more appropriate time, because it’s going to further show our strength in that area. We are in the beginning stages of the journey in most of the developed markets around the world, but you could believe, like we have delivered on the science coming from the back of the past— we have delivered on it— you should not have any lesser expectations from us to deliver on this portfolio.

Now third on the interchangeable, first of all, I think we are pleased that the science which we had put forward with the FDA, all the review process over the last two years to put a stake for interchangeability, although we didn’t get that 505(b)(2) to 505(j) status, because FDA never wanted to have a biosimilar-like product into 505(j). But they adopted our science to put a guidance out there. So all the science to support interchangeability is in the docket. Now is the time where we administratively get it along with approval or maybe a couple of months within the approval.

As you already know, the market on insulin is more being managed by the pens. At the moment, there is no interchangeable insulin. We believe this will be definitely a unique selling point. We will be the first company to bring in both vials as well as pen. So we are pretty optimistic about this launch. But I’m not saying this is not going to be a 90%, 60% conversion overnight like you have seen. It’s going to be a slow ramp. It’s going to be sticky. And it’s how we have modeled around it, Randall.

RANDALL STANICKY: That’s helpful. And a couple product questions, and I want to go back to growth strategy and business development. Number one on your Glatiramer Acetate once monthly— this is the once monthly Copaxone that I think you entered the Phase III last October, where are you on timing? And Rajiv, how do you think about this product if it was to come to market? Because obviously, Copaxone is a huge global product. You have a lot of familiarity with it.

RAJIV MALIK: So first of all, from the science perspective, I would say, very happy with the execution. We are well on our way on the Phase III clinical trials. We have enrolled 156 patients across maybe 54 different locations. And where we see ourselves as we go on, I think this will be more of ‘23 launch, because this is a long clinical trial. And it’s going to take us that much time to just bring it to the market.

But from a potential point of view, actually, Randall, I’m very excited about this product. The initial review with the HCPs, the KOLs, this product has been getting. It’s very exciting in that terms that imagine the MS patients. There’s not even a product today, which is a once a month, across the whole therapy area.

So I’m not even seeing that this is going to target just Copaxone as a molecule, that market, I think it can go beyond that. And that’s where we are working with this partner company, Mapi, very actively now, with the medical professions, with all the professionals to see how can we get the maximum out of this very nicely teed up opportunity.

RANDALL STANICKY: And then you had a deadline of April 30 to decide whether or not you want to move forward on your partnership with Revance on a BOTOX biosimilar. That was extended to May 31. Why wouldn’t you pursue that if the FDA is offered a path forward? I guess my question is, why do you need the extension to think about this? Isn’t it fairly clear there’s a path forward, it could make economic sense?

RAJIV MALIK: So I think the first time this question came, when we signed the deal, why don’t we just get into this development? And nobody would better appreciate the complexity of this molecule being the first. We have sometimes been the first, and you have to go through these hoops, which many other companies don’t have to go through. But we have to go through this with the FDA to get clarity on the pathway. That took us some time.

Once we got the clarity on the path, FDA was very clear, you have a path, but they laid out seven or eight expectations. We are fairly good on five. We wanted to get clarity on another three. And the structure of the deal sometimes, Randall, you would appreciate, will come in the way when it’s milestone-based, that we wanted to get it behind us, and we didn’t want to go too far, and then realize we don’t have a piece of the science which the FDA is looking for. This last six, eight months had given us that period.

Now this was supposed to end on March 30 and we were supposed to have a month to review. Unfortunately, it just came on April 29 or something like that, and both the companies found it was fair for us to give one month of time, sit together, revisit the old business case and the science case, and then make that option. And that’s what we had given ourselves— just four weeks, Randall.

RANDALL STANICKY: Got it. My last question is, is Restasis a 2020 opportunity? I feel like every year, we ask if it’s an opportunity for this year, but I’m still getting questions on where the FDA is on this. I think you previously said you’ve done everything you think you need to do and are waiting. What’s the latest on Restasis?

RAJIV MALIK: Restasis’ next name is waiting, maybe, because it’s in standstill. We have been waiting. Our action date was last February. We got some additional inquiries in July, which we immediately responded. After that, we have been having biweekly one-to-one call with FDA. I haven’t been in direct interaction at the directors level. But unfortunately, we have not heard anything and we don’t know what is the FDA looking for. We continue to explore the science, but we just cannot move forward until we hear what are the FDA’s concerns still, if any.

RANDALL STANICKY: Got it. Robert, if we think back to 2011-2012, and I remember this period quite well, because there’s a lot of austerity measures coming out of Europe that were impacting the generic industry, and this question is a broader pharma industry, it’s not a Mylan question. I think you guys had some headwinds from France and some other regions. As we think about the next couple of years, have you guys put thought in to government pay markets outside the U.S.? And what type of impact that you might see and how to get in front of some of that?

ROBERT COURY: I’m not sure I quite understand, Randall. If you can help me a little bit.

RANDALL STANICKY: Let me—

ROBERT COURY: Yeah, sure.

RANDALL STANICKY: Let me be more specific. As we think about coming out of the pandemic with fiscal pressures globally, on the one hand, your generic business is a solution, and we’ve seen that argument before from the past— increased market share in Europe doesn’t push down pricing. But as you think about the overall portfolio, the new Viatris portfolio, how do you think about pricing for the next couple of years? What we’ve seen historically coming out of the financial crisis is— and we saw this on the brand side— is that there’s a lag. It takes time for foreign governments to get measures through. One, two, three years, and we saw some pricing pressures. Your portfolio seems a little bit more to me better positioned than others. But how do you think about the pricing outlook for the next couple of years?

ROBERT COURY: Specifically in Europe?

RANDALL STANICKY: Yeah, Europe and elsewhere. Do you guys see much change coming from the pricing front?

ROBERT COURY: Look, I think I have different answers, I think, for different regions. But let’s just say that the two bookends, especially now in today’s environment. The one bookend is our business is fraught with a continuation of downward pressure on pricing just as a whole. But then two, I do think, as you mentioned, we’ve already gone through that cycle in Europe, where how much lower can you go to go before you start not really getting the medicines and start creating shortages?

And then when you put the pandemic scenario on top of it, in my opinion, I think the other bookend is a renewed appreciation of the ability to have access to medications and have access on a timely basis. So I actually think that this pandemic has brought a new appreciation for what it is that we do. And as you mentioned, we could not be more better situated by having one of the broadest product portfolios to serve these governments, these countries, and the patient population.

So it really is a balance. And then I just want to say this— that what we’re trying to do to balance out the natural inherited efforts of, constantly around the globe, for reduction of prices is a lot of the work that we’re doing in the transformation work that we keep talking about. I don’t want people to mix up transformational work as cost-cutting, because it’s just not. It really is about looking at every single SKU, looking at economic profit, making sure that every aspect of our business is a contributor to some degree.

I think it’s a completely different exercise than, for example, the synergies that we’re going to be going after. Some are direct cost savings. Some will come with a more efficient cost of goods just because of the volume and the buying power. But this transformation work I think, that we set under way long before we did the Upjohn [transaction], is really the very next natural step that certainly, our company needed to go through in order to balance out the pricing versus the importance of our volumes and the quality of the medications that we need to have within the portfolio to serve in all of these markets.

RANDALL STANICKY: If we jump to business development— we have 10 minutes left, we probably could have two hours on this topic. But one of the things that I think has been seen in the last couple of years in the specialty pharma space is that it’s getting harder for single product companies to survive. Cost structures are going up and there needs to be therapeutic consolidation. To me, it’s clear, and we’ve been highlighting this, focusing on this.

And the opportunity for a Viatris, to me, is to come along and say hey, look, we’re going to target a couple of these therapeutic areas, we’re going to consolidate and drive significant returns for not a lot of money. And you’ve talked about looking to focus on one or two therapeutic categories coming out of this. What do you mean by that? And is that the strategy— focus on a couple of areas, and then look to drive partnerships and acquisitions, and build out traditional therapeutic footprints that we’ve seen historically?

ROBERT COURY: So again, that’s a mouthful, but you know I’ve shared your view on this for quite some time. And I think right now is the prime time to once again address this. You’ve been saying this for quite some time. And directionally, the market continues to move exactly to what you’ve envisioned. Because I’m living in it on the other side. Let me tell you exactly.

I want you to separate the work that I’m extremely excited for Michael to lead with Rajiv when it comes to determining what Viatris’ focus is going to be, and what therapeutic categories that we’re going to concentrate on. I want to separate that, because that is going to be the internal focus, by looking at the core competencies of the assets that we’re bringing together, where are strengths, where are weaknesses, where we think we have efficiencies, where do we think we have a good cost structure, where we don’t, and then determine our scientific capabilities, where we are strong, where we’re not— they will do this analysis. It’s a very important project. And I think Michael and his background is perfect to lead us with Rajiv, with Rajiv’s scientific capabilities, and now market knowledge around the globe. There’s no two better people that are going to lead this effort to present to our board what they feel that Viatris’ I’ll say two, maybe three, therapeutic categories that we will focus on internally when it comes to our own capital allocation for investments. We can’t be everything to everybody. But that is only a small part of the opportunity that Viatris has because of what we put in place globally. So that’s separate. That’s separate. And we’ll come forth with what that is.

The bigger one, I think, even where I’m most excited about, is your claim— and by the way, what we’ve seen over the years, the number of small biotech companies that have started up, a great deal of them have come from big pharma, their R&D, a lot of venture money, a lot of private equity money. Capital has absolutely fallen because the IRR thresholds that investors have been receiving by investing in these small startups that concentrate on these certain molecules have proven themselves out. So I don’t see this going away. I see more of it because there’s a lot of opportunity for everybody.

But what you hit the nail on the head is and where I see the opportunity for efficiencies, for a win-win for everybody, is that OK, that’s great, you demonstrated your science. That’s great. You’ve anticipated say, a peak market of, you thought you had a billion dollar opportunity. It turns out that your peak sales when you do the research at best is going to be about $500 million, not the billion— that may be too small for big pharma. Now what do I do?

Do I go to specialty or you know smaller type of local companies? I’ll never be able to yield what I think I deserve out of this. My only other option is to build my own infrastructure. Well, that could just put me out of business.

There is another option. And that’s Viatris. If you take a look at our Global Healthcare Gateway, we are set up not just to concentrate on our own therapeutic areas, because of our own in-house capabilities, but we are set up to partner up and to receive many other opportunities to add to our portfolio that may even be outside of the therapeutic categories we internally focus on, because we have a Global Healthcare Gateway and a throughput to offer other companies an opportunity to leverage our existing infrastructure.

I also agree with you on companies that already have existing infrastructures that just can’t and they won’t make it longer term. So rather than fold up, here’s an opportunity to synergize the infrastructure. Why do you need all these infrastructures in all these areas when you can leverage one another, if you can create the right partnerships? If we can demonstrate to people that we can increase their top line by geographical expansion and increase their bottom line by cost avoidance, by them not having to carry the infrastructure because they can leverage ours, and they can make not just the same but even more on the bottom line while we are benefiting as well, it’s a win-win-win for everybody.

The market is dying. This market is thirsty. And we’ve seen this a long time ago, Randall. We’ve seen this opportunity. That’s why we’ve created the infrastructure that we created. Because you have to keep feeding this beast. And we are now set up to really take on and really go out there. When we put in Viatris’ Global Healthcare Gateway, we will have teams all over the world that would be offering those to jump on this gateway to do exactly what you said. So I am totally aligned with you, and it will be a big part of Mylan’s growth story as we go forward.

RANDALL STANICKY: No, I think executing on those deals will go a long way to helping investors understand the strategy. The challenge for some of those is convincing the management teams and boards that there’s a better opportunity with the product or products in a bigger platform.

Let me, Rob, ask you this. So a lot of investors ask me, look, I hear them talking about this full time strategy, this therapeutic footprint build, it’s interesting. Obviously, we need to see it. But are they going to go out and do a big transaction? And if something came available, would they potentially kind of pivot and maybe after they got down to 2.5x levered by the end of 2021, could we see another big deal, for example, if a big consumer unit became available? What’s your response to that question? I’m getting it a lot from investors.

ROBERT COURY: Well, I’m kind of glad you asked that question, because you can’t change a business model and say that you’ve changed your business model, and then go do something that’s completely diametrically opposed to what that change of business model is. I got to tell you, what has now taking precedence as we become Viatris is literally, it’s all about the shareholder at this juncture. It’s all about the investor. It’s all about the return of capital. It’s all about financial discipline.

Just because you want something, unless it can demonstrate true financial benefit for our shareholders immediately— not wait, not trust me, not a show me— I will tell you that our entire focus will be on this total shareholder return. Our entire focus is going to be on shareholder-friendly capital allocation. And our entire focus on all disciplines around the competition of our capital is to maximize return to our investors and shareholders.

I am extraordinarily graciously thankful for all those shareholders who stuck by us long term while we were building this global infrastructure. Yes, it was painful at times. But what we now have in place when you talk about ESG, and you talk about sustainability— we have been talking about sustainability before ESG was even known to be around. We truly are the preemptive example— we are truly the example of what sustainability is, because we truly built a platform that will now deliver to our investors and shareholders, substantial value not just over the short term, but over the medium and long term.

We are not a company that ever was into the fad or the financial engineering or some of the other things. That just wasn’t the company that we were. We had a mission. I believe this transaction completes the mission. It’s now time to change the business model and to focus, focus, focus on optimizing the return to all the shareholders who stuck with us. And it’s now time to return the benefit to them by optimizing the value. And I don’t know how to be any more crystal clear than that. And I’m prepared to be held accountable to what I’m telling you, because as I often say, I don’t just say things. We are committed.

And I want you to know this, by the way. From a management point of view and from a board of directors, we are committed and aligned. When I say there’s a unanimous commitment to what I just told you, it’s unanimous. That’s our focus. And I think shareholders will see that as we come in the coming months.

RANDALL STANICKY: Hey, Robert we’re three minutes over, so maybe the last one minute, I just want to finish with this question. So you just walked through what your existing holders, the patients and what they’re going to get. What about new shareholders? If we look at Viatris, it’s roughly 55% global brand, 10% biologic in OTC, and 35% global generic. So a question just to close with. What does that platform look like in three years? What are people who buy the stock today getting three years from now?

ROBERT COURY: Well, first of all, let’s distinguish between shareholders. I recently, not too long ago bought new shares. Our big institutional accounts continue to monetize and then rebuy shares. And I think that every time that we step up and step in and buy shares, I like to think that we’re a new shareholder.

I don’t want to look at the fact that I have shares that I’ve had a long, long, long term. Every time I step in and every time I think one of our institutions step in and buy shares, I call that a new shareholder. Even though they might have owned the stock before and own, every time they add to their position, it’s new.

I think for those that have never been in it a story, I’m a little bit jealous, because they have a real entry point now that I think is pretty envious. Ours might be blended. Theirs is pretty envious because of just where we are and what this entry point represents.

I think in terms of the percentage, I don’t want to lock down to any percentage, except directionally give you this. We fully, fully intend— fully intend— on moving up the value chain. That should tell you directionally how the portfolio mix might be as we look out two, three, four, five years out. I think OTCs, I agree with Rajiv, I think there’s opportunistic things for OTC, but we’re not going to sit and build out the type of specialty sales force to really drive OTC as a major driver for us. We use our OTC platform more opportunistically than anything else.

I think that the generics, you should expect that we’re not going to put our attention into the more commoditized generics. We will continue to do what we specialize in best, and that is to bring the high value generic opportunities that are difficult to formulate, that are difficult to manufacture, where you have more limited competition. There’s certainly more today than there was. But still, you only have a certain amount of people who can do certain things scientifically.

Most importantly, I do believe that moving up the value chain from there, whether it’s in our NCE portfolio, our biosimilars, and other partnering type of opportunities, you should expect that we’ll be partnering with will not be so much on the generics or the OTC, but much more on the brand and much more, again, moving up that value chain. I hope that was helpful, Randall.

RANDALL STANICKY: Yeah. No, that was helpful and the whole discussion was. So it’s probably a good place to stop. We’re five minutes over. And look, I just want to say, Robert, Rajiv, and Melissa, thanks very much for doing this. It was a great discussion. And for those on the line, thank you for joining us. Thanks, everyone.

RAJIV MALIK: Thank you.

ROBERT COURY: Thank you.

RAJIV MALIK: Thank you, Randall. Thanks.

MELISSA TROMBETTA: Thank you.

Forward-Looking Statements

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan, which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; the impact of outbreaks, epidemics or pandemics, such as the coronavirus pandemic; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, as amended, which includes an information statement (as amended, the “Form 10”), which has been filed by Newco with the SEC on January 21, 2020 and amended on February 6, 2020 and subsequently withdrawn on March 11, 2020, and is expected to be refiled prior to its effectiveness, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and the prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 13, 2020. Information about the directors and executive officers of Mylan may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, as amended on April 29, 2020. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.

Non-GAAP Financial Measures

This communication includes the presentation and discussion of certain financial information that differs from what is reported under U.S. GAAP. These non-GAAP financial measures, including, but not limited to, adjusted EBITDA, free cash flow and leverage ratio, are presented in order to supplement investors’ and other readers’ understanding and assessment of the financial performance of Mylan. Management uses these measures internally for forecasting, budgeting, measuring its operating performance, and incentive-based awards. Primarily due to acquisitions and other significant events which may impact comparability of our periodic operating results, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results was limited to financial measures prepared only in accordance with U.S. GAAP. We believe that non-GAAP financial measures are useful supplemental information for our investors and when considered together with our U.S. GAAP financial measures and the reconciliation to the most directly comparable U.S. GAAP financial measure, if applicable, provide a more complete understanding of the factors and trends affecting our operations. In addition, the Company believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA and Credit Agreement Adjusted EBITDA pursuant to our Credit Agreement is appropriate to provide additional information to investors to demonstrate the Company’s ability to comply with financial debt covenants and assess the Company’s ability to incur additional indebtedness. The Company also believes that adjusted EBITDA better focuses management on the Company’s underlying operational results and true business performance and, beginning in 2020, is used, in part, for management’s incentive compensation. Investors and other readers are encouraged to review the related U.S. GAAP financial measures and, if applicable, the reconciliations of the non-GAAP measures to their most directly comparable U.S. GAAP measures, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP.

For additional information regarding the components and uses of Non-GAAP financial measures refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations-Use of Non-GAAP Financial Measures section of Mylan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020.

Mylan is not providing forward looking information for U.S. GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, acquisition-related expenses, including integration, restructuring expenses, asset impairments, litigation settlements and other contingencies, including changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP reported results for the relevant period.

For the quarter ended March 31, 2020, Mylan’s Credit Agreement Adjusted EBITDA was based on the sum of (i) Mylan’s adjusted EBITDA for the quarters ended June 30, 2019, September 30, 2019, December 31, 2019 and March 31, 2020 and (ii) certain adjustments permitted to be included in Credit Agreement Adjusted EBITDA as of March 31, 2020 pursuant to the revolving credit facility dated as of July 27, 2018 (as amended, supplemented or otherwise modified from time to time), among Mylan Inc., as borrower, the Company, as guarantor, certain affiliates and subsidiaries of the Company from time to time party thereto as guarantors, each lender from time to time party thereto and Bank of America, N.A., as administrative agent (the “Credit Agreement”). For the quarter ended March 31, 2020, Mylan calculated adjusted EBITDA as U.S. GAAP net earnings (loss) adjusted for clean energy investments pre-tax loss, income tax provision (benefit), interest expense and depreciation and amortization (to get to EBITDA) and further adjusted for share-based compensation expense, litigation settlements and other contingencies, net and restructuring, acquisition related and other special items to get to adjusted EBITDA. References to free cash flows are to U.S. GAAP net cash provided by operating activities minus capital expenditures. Historical Mylan non-GAAP financial measures may not be directly comparable to future non-GAAP financial measures that may be used by the combined company.